Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4 DATED MARCH 12, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 1 dated December 10, 2003, Supplement No. 2 dated January 12, 2004, and Supplement No. 3 dated February 12, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to describe the declaration of dividends for the period from March 16, 2004 through and including April 15, 2004.

On March 10, 2004, our board of directors declared dividends for the period from March 16, 2004 through and including April 15, 2004 in an amount equal to a 2.5% annualized percentage rate return on an investment of $10 per share to be paid in June 2004. Our dividends for this period are calculated on a daily record basis of $0.000679 per day per share payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period. The record dates for determining stockholders entitled to receive payment of a dividend will commence on the close of business on March 16, 2004 and will continue for each day thereafter through and including April 15, 2004. As stated in the prospectus for REIT II, we may receive income from interest or rents at various times during our fiscal year. Dividends may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow that we expect to receive during a later quarter and may be made in advance of actual receipt of funds from operations in an attempt to make dividends relatively uniform. We may borrow money, issue securities or sell assets in order to make dividend distributions.